Registration No. 333-156122
                                                 1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1937

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on January 15, 2009 at 2:00 p.m. pursuant to Rule 487.




         60/40 Strategic Allocation Port. 1Q '09 - Term 4/15/10
         75/25 Strategic Allocation Port. 1Q '09 - Term 4/15/10
                                 FT 1937

FT 1937 is a series of a unit investment trust, the FT Series. FT 1937 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts").

60/40 Strategic Allocation Portfolio Series and 75/25 Strategic Allocation Portfolio Series each invest in a diversified portfolio of common stocks ("Common Stocks") and exchange-traded funds ("ETFs"), the portfolios of which are invested in fixed-income securities. Collectively, the Common Stocks and ETFs are referred to as the "Securities." An investment can be made in the underlying ETFs directly rather than through the Trusts. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of a Trust.

The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                              1-800-621-1675


             The date of this prospectus is January 15, 2009

                            Table of Contents


Summary of Essential Information                                    3
Fee Table                                                           4
Report of Independent Registered Public Accounting Firm             5
Statements of Net Assets                                            6
Schedules of Investments                                            7
The FT Series                                                      20
Portfolios                                                         20
Risk Factors                                                       23
Public Offering                                                    26
Distribution of Units                                              29
The Sponsor's Profits                                              30
The Secondary Market                                               30
How We Purchase Units                                              31
Expenses and Charges                                               31
Tax Status                                                         32
Retirement Plans                                                   34
Rights of Unit Holders                                             34
Income and Capital Distributions                                   35
Redeeming Your Units                                               36
Investing in a New Trust                                           37
Removing Securities from a Trust                                   37
Amending or Terminating the Indenture                              38
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                         39
Other Information                                                  40

                     Summary of Essential Information

                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                       60/40 Strategic    75/25 Strategic
                                                                                       Allocation         Allocation
                                                                                       Portfolio Series   Portfolio Series
                                                                                       ________________   ________________
Initial Number of Units (1)                                                                52,479             41,845
Fractional Undivided Interest in the Trust per Unit (1)                                  1/52,479           1/41,845
Public Offering Price:
Public Offering Price per Unit (2)                                                     $   10.000         $   10.000
   Less Initial Sales Charge per Unit (3)                                                   (.100)             (.100)
                                                                                       __________         __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                              9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                                  (.145)             (.145)
                                                                                       __________         __________
Redemption Price per Unit (5)                                                               9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                                       (.050)             (.050)
    Less Organization Costs per Unit (5)                                                    (.029)             (.029)
                                                                                       __________         __________
Net Asset Value per Unit                                                               $    9.676         $    9.676
                                                                                       ==========         ==========
Cash CUSIP Number                                                                      30276E 269         30276E 293
Fee Accounts Cash CUSIP Number                                                         30276E 277         30276E 301
FTPS CUSIP Number                                                                      30276E 285         30276E 319
Security Code                                                                              054422             054394
Ticker Symbol                                                                              FSXTYX             FSVFRX

First Settlement Date                                           January 21, 2009
Mandatory Termination Date (6)                                  April 15, 2010
Rollover Notification Date (7)                                  April 1, 2010
Special Redemption and Liquidation Period (7)                   April 1, 2010 to April 15, 2010
Distribution Record Date                                        Tenth day of each month, commencing February 10, 2009.
Distribution Date (8)                                           Twenty-fifth day of each month, commencing February 25, 2009.

____________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) See "Investing in a New Trust."

(8) The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.


                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            60/40 Strategic          75/25 Strategic
                                                                            Allocation               Allocation
                                                                            Portfolio Series         Portfolio Series
                                                                            ___________________      ___________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .290%(d)     $.0290
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .114%(f)     $.0114      .114%(f)     $.0114
Acquired Fund fees and expenses                                             .090%(g)     $.0090      .057%(g)     $.0057
                                                                            _______      _______     _______      ______
Total                                                                       .264%        $.0264      .231%        $.0231
                                                                            =======      =======     =======      ======


                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                                                    1 Year       3 Years      5 Years      10 Years
                                                    ______       _______      _______      _______
60/40 Strategic Allocation Portfolio Series         $350         $865         $1,161       $2,384
75/25 Strategic Allocation Portfolio Series          347          855          1,144        2,350

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2009.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying ETF expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trusts do not include brokerage costs and other portfolio transaction fees for the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not actual Trust operating expenses, the Trusts, and therefore Unit holders of the Trusts, will indirectly bear similar operating expenses of the ETFs in which each Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual ETF expenses disclosed in an ETF's most recent Securities and Exchange Commission filing but are subject to change in the future. An investor in the Trusts will therefore indirectly pay higher expenses than if the underlying ETF shares were held directly.


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1937


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1937, comprising 60/40 Strategic Allocation Port. 1Q '09 - Term 4/15/10 (60/40 Strategic Allocation Portfolio Series) and 75/25 Strategic Allocation Port. 1Q '09 - Term 4/15/10 (75/25 Strategic Allocation Portfolio Series) (collectively, the "Trusts"), as of the opening of business on January 15, 2009 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on January 15, 2009, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1937, comprising the above mentioned Trusts at the opening of business on January 15, 2009 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELIOTTE & TOUCHE LLP


Chicago, Illinois
January 15, 2009




                         Statements of Net Assets

                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                                      60/40 Strategic     75/25 Strategic
                                                                                      Allocation          Allocation
                                                                                      Portfolio Series    Portfolio Series
                                                                                      ________________    ________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $519,544            $414,269
Less liability for reimbursement to Sponsor for organization costs (3)                  (1,522)             (1,214)
Less liability for deferred sales charge (4)                                            (7,609)             (6,068)
Less liability for creation and development fee (5)                                     (2,624)             (2,092)
                                                                                      ________            ________
Net assets                                                                            $507,789            $404,895
                                                                                      ========            ========
Units outstanding                                                                       52,479              41,845
Net asset value per Unit (6)                                                          $  9.676            $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $524,792            $418,453
Less maximum sales charge (7)                                                          (15,481)            (12,344)
Less estimated reimbursement to Sponsor for organization costs (3)                      (1,522)             (1,214)
                                                                                      ________            ________
Net assets                                                                            $507,789            $404,895
                                                                                      ========            ========
__________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of Common Stocks and ETFs. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of April 15, 2010.

(2) An irrevocable letter of credit for approximately $1,400,000, issued by The Bank of New York Mellon (approximately $600,000 will be allocated to the 75/25 Strategic Allocation Portfolio Series and approximately $800,000 will be allocated to the 60/40 Strategic Allocation Portfolio Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 20, 2009 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 19, 2009. If Unit holders redeem Units before June 19, 2009 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of such Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."




                             Schedule of Investments

               60/40 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                            Percentage       Number    Market      Cost of
Ticker Symbol and                                                           of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                         Offering Price   Shares    per Share   the Trust (2)
___________________________________                                         ______________   ______    _________   _____________
COMMON STOCKS (59.83%):

Consumer Discretionary (9.29%):
RNT           Aaron Rents, Inc.                                               0.20%            40      $ 26.02     $  1,041
ANF           Abercrombie & Fitch Co. (Class A)                               0.20%            53        19.48        1,032
AEO           American Eagle Outfitters, Inc.                                 0.20%           110         9.27        1,020
BIG           Big Lots, Inc. *                                                0.10%            38        13.33          507
BOBE          Bob Evans Farms, Inc.                                           0.10%            30        17.10          513
BKE           The Buckle, Inc.                                                0.10%            25        20.22          505
ELY           Callaway Golf Company                                           0.10%            59         8.82          520
CRI           Carter's, Inc. *                                                0.10%            32        16.18          518
COH           Coach, Inc. *                                                   0.49%           160        16.05        2,568
COLM          Columbia Sportswear Company                                     0.10%            16        31.59          505
DAI           Daimler AG +                                                    0.40%            63        32.82        2,068
DLTR          Dollar Tree, Inc. *                                             0.20%            25        40.85        1,021
FDO           Family Dollar Stores, Inc.                                      0.20%            38        27.37        1,040
GPS           The Gap, Inc.                                                   0.50%           225        11.50        2,587
GPC           Genuine Parts Company                                           0.50%            71        36.40        2,584
GYMB          The Gymboree Corporation *                                      0.10%            22        24.20          532
HMC           Honda Motor Co., Ltd. (ADR) +                                   0.40%           101        20.73        2,094
IDC           Interactive Data Corporation                                    0.20%            45        22.88        1,030
JAKK          JAKKS Pacific, Inc. *                                           0.10%            28        18.75          525
NWSA          News Corporation (Class A)                                      0.49%           317         8.11        2,571
NKE           NIKE, Inc. (Class B)                                            0.49%            55        46.65        2,566
PC            Panasonic Corporation +                                         0.40%           172        12.18        2,095
PAG           Penske Automotive Group, Inc.                                   0.10%            71         7.41          526
ROST          Ross Stores, Inc.                                               0.20%            35        29.26        1,024
SHW           The Sherwin-Williams Company                                    0.50%            47        55.85        2,625
SNE           Sony Corporation (ADR) +                                        0.40%            94        22.32        2,098
STRA          Strayer Education, Inc.                                         0.20%             5       202.92        1,015
TJX           The TJX Companies, Inc.                                         0.50%           132        19.58        2,585
TM            Toyota Motor Corporation (ADR) +                                0.41%            34        62.14        2,113
TSCO          Tractor Supply Company *                                        0.10%            17        31.41          534
UNF           UniFirst Corporation                                            0.10%            19        27.06          514
VFC           V. F. Corporation                                               0.51%            49        54.05        2,648
DIS           The Walt Disney Company                                         0.50%           124        20.80        2,579
WWW           Wolverine World Wide, Inc.                                      0.10%            28        18.95          531

                        Schedule of Investments (cont'd.)

               60/40 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                         Percentage       Number    Market     Cost of
Ticker Symbol and                                                        of Aggregate     of        Value      Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share  the Trust (2)
___________________________________                                      ______________   ______    _________   ____________
Consumer Staples (6.59%):
MO          Altria Group, Inc.                                             0.50%           161      $ 16.18     $  2,605
ADM         Archer-Daniels-Midland Company                                 0.50%           107        24.25        2,595
BJ          BJ's Wholesale Club, Inc. *                                    0.20%            33        30.94        1,021
CALM        Cal-Maine Foods, Inc.                                          0.10%            18        29.33          528
CASY        Casey's General Stores, Inc.                                   0.10%            24        21.75          522
CHD         Church & Dwight Co., Inc.                                      0.20%            20        52.03        1,041
CPO         Corn Products International, Inc.                              0.20%            36        28.29        1,018
COST        Costco Wholesale Corporation                                   0.49%            54        47.63        2,572
CVS         CVS Caremark Corporation                                       0.50%           100        25.90        2,590
FLO         Flowers Foods, Inc.                                            0.20%            45        22.78        1,025
HRL         Hormel Foods Corporation                                       0.20%            34        30.65        1,042
KR          The Kroger Co.                                                 0.49%           106        24.23        2,568
LO          Lorillard, Inc.                                                0.50%            46        56.86        2,616
NSRGY       Nestle S.A. (ADR) +                                            0.40%            59        35.30        2,083
PG          The Procter & Gamble Company                                   0.50%            45        57.86        2,604
RAI         Reynolds American Inc.                                         0.50%            66        39.50        2,607
WAG         Walgreen Co.                                                   0.50%            99        26.14        2,588
WMT         Wal-Mart Stores, Inc.                                          0.51%            51        51.56        2,630

Energy (8.36%):
APA         Apache Corporation                                             0.49%            35        73.28        2,565
BRGYY       BG Group Plc (ADR) +                                           0.40%            32        64.54        2,065
BBG         Bill Barrett Corporation *                                     0.10%            24        21.35          512
BP          BP Plc (ADR) +                                                 0.40%            48        43.19        2,073
CVX         Chevron Corporation                                            0.50%            37        69.69        2,578
MCF         Contango Oil & Gas Company *                                   0.10%            11        45.72          503
DVN         Devon Energy Corporation                                       0.49%            42        61.10        2,566
DO          Diamond Offshore Drilling, Inc.                                0.50%            46        56.15        2,583
E           Eni SpA (ADR) +                                                0.40%            48        43.39        2,083
EOG         EOG Resources, Inc.                                            0.50%            41        63.39        2,599
XOM         Exxon Mobil Corporation                                        0.49%            34        75.10        2,553
GLF         Gulfmark Offshore, Inc. *                                      0.10%            20        25.44          509
IMO         Imperial Oil Limited +                                         0.40%            66        31.20        2,059
LUFK        Lufkin Industries, Inc.                                        0.10%            15        34.32          515
NBL         Noble Energy, Inc.                                             0.49%            56        45.76        2,563
OXY         Occidental Petroleum Corporation                               0.50%            48        53.74        2,579
OIS         Oil States International, Inc. *                               0.10%            27        19.09          515
PTEN        Patterson-UTI Energy, Inc.                                     0.20%           102        10.21        1,041
PDE         Pride International, Inc. *                                    0.20%            68        15.09        1,026
RDC         Rowan Companies, Inc.                                          0.20%            73        14.26        1,041
RDS/A       Royal Dutch Shell Plc (ADR) +                                  0.40%            42        49.97        2,099
CKH         SEACOR Holdings Inc. *                                         0.20%            16        65.82        1,053
SFY         Swift Energy Company *                                         0.10%            31        16.46          510
TDW         Tidewater Inc.                                                 0.20%            28        37.47        1,049
TOT         Total S.A. (ADR) +                                             0.40%            42        49.65        2,085
UNT         Unit Corporation *                                             0.20%            40        25.64        1,026
WTI         W&T Offshore, Inc.                                             0.10%            39        13.56          529
INT         World Fuel Services Corporation                                0.10%            16        32.20          515

                        Schedule of Investments (cont'd.)

               60/40 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                          Percentage       Number    Market      Cost of
Ticker Symbol and                                                         of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price   Shares    per Share   the Trust (2)
___________________________________                                       ______________   ______    _________   _____________
Financials (3.14%):
ACE         ACE Limited +                                                   0.39%            43      $ 47.67     $  2,050
NLY         Annaly Mortgage Management Inc. (4)                             0.49%           171        14.99        2,563
BANF        BancFirst Corporation                                           0.10%            12        42.25          507
CB          The Chubb Corporation                                           0.49%            60        42.71        2,563
SUR         CNA Surety Corporation *                                        0.09%            31        15.77          489
FFIN        First Financial Bankshares, Inc.                                0.10%            11        48.44          533
HCC         HCC Insurance Holdings, Inc.                                    0.20%            42        24.78        1,041
NITE        Knight Capital Group, Inc. *                                    0.20%            70        15.03        1,052
NAVG        The Navigators Group, Inc. *                                    0.10%            10        51.67          517
ORH         Odyssey Re Holdings Corp.                                       0.20%            20        51.23        1,025
PRA         ProAssurance Corporation *                                      0.19%            21        47.99        1,008
SAFT        Safety Insurance Group, Inc.                                    0.10%            14        37.50          525
TRV         The Travelers Companies, Inc.                                   0.49%            64        40.00        2,560

Health Care (8.42%):
ABC         AmerisourceBergen Corporation                                   0.50%            72        36.20        2,606
AZN         AstraZeneca Plc (ADR) +                                         0.40%            52        39.79        2,069
BDX         Becton, Dickinson and Company                                   0.51%            37        71.02        2,628
BCR         C.R. Bard, Inc.                                                 0.50%            31        83.70        2,595
CHSI        Catalyst Health Solutions, Inc. *                               0.10%            25        21.08          527
CEPH        Cephalon, Inc. *                                                0.20%            14        74.52        1,043
CERN        Cerner Corporation *                                            0.20%            27        38.40        1,037
CHE         Chemed Corporation                                              0.10%            14        37.52          525
ENDP        Endo Pharmaceuticals Holdings Inc. *                            0.20%            48        21.55        1,034
FRX         Forest Laboratories, Inc. *                                     0.50%           108        24.23        2,617
GTIV        Gentiva Health Services, Inc. *                                 0.10%            20        25.29          506
HSIC        Henry Schein, Inc. *                                            0.20%            29        36.27        1,052
HMSY        HMS Holdings Corporation *                                      0.10%            18        29.45          530
JNJ         Johnson & Johnson                                               0.50%            45        57.95        2,608
KG          King Pharmaceuticals, Inc. *                                    0.20%           113         9.22        1,042
LH          Laboratory Corporation of America Holdings *                    0.50%            43        59.92        2,577
MHS         Medco Health Solutions, Inc. *                                  0.51%            61        43.08        2,628
NVS         Novartis AG (ADR) +                                             0.40%            44        47.02        2,069
NVO         Novo Nordisk A/S (ADR) +                                        0.40%            41        50.40        2,066
OMI         Owens & Minor, Inc.                                             0.20%            28        37.07        1,038
PFE         Pfizer Inc.                                                     0.50%           152        17.24        2,620
PSSI        PSS World Medical, Inc. *                                       0.10%            30        17.37          521
RHHBY       Roche Holding AG (ADR) +                                        0.40%            55        38.10        2,095
SNY         Sanofi-Aventis (ADR) +                                          0.40%            65        32.29        2,099
TECH        Techne Corporation                                              0.20%            17        62.10        1,056
WLP         WellPoint, Inc. *                                               0.50%            70        36.88        2,582

                    Schedule of Investments (cont'd.)

               60/40 Strategic Allocation Portfolio Series
                                 FT 1937


                    At the Opening of Business on the
                Initial Date of Deposit-January 15, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Industrials (9.07%):
AIR         AAR Corp. *                                                    0.10%            31      $   16.76   $    520
ABB         ABB Ltd. (ADR) +                                               0.40%           169          12.22      2,065
AIT         Applied Industrial Technologies, Inc.                          0.10%            30          17.05        511
CHRW        C.H. Robinson Worldwide, Inc.                                  0.50%            55          47.01      2,586
CSL         Carlisle Companies Incorporated                                0.20%            52          20.00      1,040
EXBD        The Corporate Executive Board Company                          0.10%            23          22.14        509
DHR         Danaher Corporation                                            0.50%            49          52.91      2,593
ETN         Eaton Corporation                                              0.50%            55          47.44      2,609
EMR         Emerson Electric Co.                                           0.50%            78          33.13      2,584
FAST        Fastenal Company                                               0.20%            33          31.69      1,046
FADV        First Advantage Corporation *                                  0.10%            47          11.15        524
GDI         Gardner Denver Inc. *                                          0.10%            23          22.36        514
GR          Goodrich Corporation                                           0.20%            28          37.53      1,051
GVA         Granite Construction Incorporated                              0.19%            26          38.76      1,008
HUBG        Hub Group, Inc. *                                              0.10%            23          21.97        505
HUB/B       Hubbell Incorporated (Class B)                                 0.20%            33          31.44      1,037
LMT         Lockheed Martin Corporation                                    0.50%            33          78.80      2,600
MPS         MPS Group, Inc. *                                              0.10%            81           6.38        517
NOC         Northrop Grumman Corporation                                   0.49%            55          46.71      2,569
ODFL        Old Dominion Freight Line, Inc. *                              0.10%            24          22.00        528
PH          Parker Hannifin Corporation                                    0.49%            66          38.97      2,572
RTN         Raytheon Company                                               0.50%            51          50.95      2,598
RHI         Robert Half International Inc.                                 0.20%            58          17.98      1,043
COL         Rockwell Collins, Inc.                                         0.50%            72          36.20      2,606
SEB         Seaboard Corporation                                           0.20%             1       1,026.00      1,026
SKYW        SkyWest, Inc.                                                  0.10%            30          17.29        519
SYKE        Sykes Enterprises, Incorporated *                              0.10%            29          17.62        511
TNB         Thomas & Betts Corporation *                                   0.20%            47          21.97      1,033
TGI         Triumph Group, Inc.                                            0.10%            14          37.63        527
UTX         United Technologies Corporation                                0.50%            52          50.03      2,602
URS         URS Corporation *                                              0.20%            29          35.80      1,038
GWW         W.W. Grainger, Inc.                                            0.50%            35          73.99      2,590
WW          Watson Wyatt & Company Holdings                                0.20%            23          44.53      1,024
WERN        Werner Enterprises, Inc.                                       0.10%            33          15.38        507

                    Schedule of Investments (cont'd.)

               60/40 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                           Percentage       Number    Market      Cost of
Ticker Symbol and                                                          of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares    per Share   the Trust (2)
___________________________________                                        ______________   ______    _________   _____________
Information Technology (6.49%):
ADP         Automatic Data Processing, Inc.                                  0.50%           68      $ 37.94      $  2,580
AVT         Avnet Inc. *                                                     0.20%           59        17.37         1,025
AVX         AVX Corporation                                                  0.20%          135         7.69         1,038
BHE         Benchmark Electronics, Inc. *                                    0.10%           42        12.13           509
CAJ         Canon Inc. (ADR) +                                               0.40%           67        31.10         2,084
CSC         Computer Sciences Corporation *                                  0.20%           29        35.70         1,035
CPWR        Compuware Corporation *                                          0.20%          160         6.49         1,038
GLW         Corning Incorporated                                             0.50%          285         9.19         2,619
CYMI        Cymer, Inc. *                                                    0.10%           26        19.56           509
HPQ         Hewlett-Packard Company                                          0.50%           73        35.39         2,583
IM          Ingram Micro Inc. *                                              0.20%           79        13.02         1,029
ISIL        Intersil Corporation                                             0.10%           57         8.96           511
JKHY        Jack Henry & Associates, Inc.                                    0.20%           56        18.37         1,029
MANT        ManTech International Corporation *                              0.20%           19        55.65         1,057
MSFT        Microsoft Corporation                                            0.50%          135        19.09         2,577
NTDOY       Nintendo Co., Ltd. (ADR) +                                       0.40%           46        45.10         2,075
PAYX        Paychex, Inc.                                                    0.50%          105        24.59         2,582
QSII        Quality Systems, Inc.                                            0.10%           13        39.09           508
SAP         SAP AG (ADR) +                                                   0.40%           61        34.29         2,092
SCMR        Sycamore Networks, Inc. *                                        0.10%          208         2.48           516
TXN         Texas Instruments Incorporated                                   0.49%          182        14.10         2,566
TIVO        TiVo Inc. *                                                      0.10%           76         6.81           518
VSAT        ViaSat, Inc. *                                                   0.10%           25        20.74           518
WDC         Western Digital Corporation *                                    0.20%           84        12.21         1,026

Materials (3.47%):
AKS         AK Steel Holding Corporation                                     0.10%           55         9.23           508
ATI         Allegheny Technologies, Inc.                                     0.20%           42        24.49         1,029
AAUK        Anglo American Plc (ADR) +                                       0.39%          218         9.41         2,051
BASFY       BASF AG (ADR) +                                                  0.40%           66        31.47         2,077
BHP         BHP Billiton Limited (ADR) +                                     0.39%           53        38.55         2,043
CYT         Cytec Industries Inc.                                            0.10%           25        20.44           511
FUL         H.B. Fuller Company                                              0.10%           37        13.67           506
LZ          The Lubrizol Corporation                                         0.20%           29        35.91         1,041
NUE         Nucor Corporation                                                0.49%           65        39.47         2,566
OMG         OM Group, Inc. *                                                 0.10%           27        19.02           513
RS          Reliance Steel & Aluminum Co.                                    0.20%           52        19.55         1,017
SCHN        Schnitzer Steel Industries, Inc.                                 0.10%           15        33.08           496
SLGN        Silgan Holdings Inc.                                             0.20%           23        44.85         1,032
SYT         Syngenta AG (ADR) +                                              0.40%           52        39.55         2,057
WOR         Worthington Industries, Inc.                                     0.10%           52         9.84           512

                    Schedule of Investments (cont'd.)

               60/40 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                            Percentage      Number    Market      Cost of
Ticker Symbol and                                                           of Aggregate    of        Value       Securities to
Name of Issuer of Securities (1)(3)                                         Offering Price  Shares    per Share   the Trust (2)
___________________________________                                         ______________  ______    _________   _____________
Telecommunication Services (2.30%):
T           AT&T Inc.                                                         0.50%          102      $ 25.41     $  2,592
NTT         Nippon Telegraph & Telephone Corporation (ADR) +                  0.40%           83        25.27        2,097
DCM         NTT DoCoMo, Inc. (ADR) +                                          0.40%          121        17.21        2,082
TI          Telecom Italia SpA (ADR) +                                        0.40%          147        14.19        2,086
USM         United States Cellular Corporation *                              0.20%           25        41.38        1,034
VOD         Vodafone Group Plc (ADR) +                                        0.40%          105        19.74        2,073

Utilities (2.70%):
LNT         Alliant Energy Corporation                                        0.20%           38        27.44        1,043
ED          Consolidated Edison, Inc. (Con Edison)                            0.50%           66        39.40        2,600
DPL         DPL Inc.                                                          0.20%           49        21.41        1,049
EGN         Energen Corporation                                               0.20%           37        27.79        1,028
LG          The Laclede Group, Inc.                                           0.10%           12        43.26          519
MDU         MDU Resources Group, Inc.                                         0.20%           53        19.59        1,038
MGEE        MGE Energy, Inc.                                                  0.10%           17        31.18          530
NJR         New Jersey Resources Corporation                                  0.20%           29        36.20        1,050
NST         NSTAR                                                             0.20%           31        33.88        1,050
STR         Questar Corporation                                               0.50%           81        31.95        2,588
SJI         South Jersey Industries, Inc.                                     0.10%           14        36.50          511
UGI         UGI Corporation                                                   0.20%           43        24.04        1,034

EXCHANGE TRADED FUNDS (40.17%):
CSJ         iShares Barclays 1-3 Year Credit Bond Fund                        2.51%          129       101.11       13,043
TLT         iShares Barclays 20+ Year Treasury Bond Fund                      2.52%          113       116.00       13,108
GBF         iShares Barclays Government/Credit Bond Fund                      2.50%          122       106.53       12,997
CIU         iShares Barclays Intermediate Credit Bond Fund                    2.53%          133        98.86       13,148
GVI         iShares Barclays Intermediate Government/Credit Bond Fund         2.51%          122       106.99       13,053
MBB         iShares Barclays MBS Fixed-Rate Bond Fund                         2.50%          123       105.65       12,995
SHV         iShares Barclays Short Treasury Bond Fund                         2.51%          118       110.41       13,028
HYG         iShares iBoxx $ High Yield Corporate Bond Fund                    2.51%          172        75.68       13,017
LQD         iShares iBoxx $ InvesTop Investment Grade Corporate Bond Fund     2.50%          128       101.40       12,979
PCY         PowerShares Emerging Markets Sovereign Debt Portfolio             2.54%          632        20.92       13,221
LAG         SPDR Barclays Capital Aggregate Bond ETF                          2.50%          230        56.46       12,986
ITE         SPDR Barclays Capital Intermediate Term Treasury ETF              2.50%          218        59.61       12,995
BWX         SPDR Barclays Capital International Treasury Bond ETF             2.51%          250        52.12       13,030
BIV         Vanguard Intermediate-Term Bond ETF                               2.51%          165        79.17       13,063
BLV         Vanguard Long-Term Bond ETF                                       2.51%          165        79.06       13,045
BSV         Vanguard Short-Term Bond ETF                                      2.51%          162        80.56       13,051
                                                                            _______                               ________
                 Total Investments                                          100.00%                               $519,544
                                                                            =======                               ========
___________

See "Notes to Schedules of Investments" on page 19.

                         Schedule of Investments

               75/25 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (74.87%):

Consumer Discretionary (11.61%):
RNT           Aaron Rents, Inc.                                            0.25%           40       $   26.02   $  1,041
ANF           Abercrombie & Fitch Co. (Class A)                            0.25%           53           19.48      1,032
AEO           American Eagle Outfitters, Inc.                              0.25%          110            9.27      1,020
BIG           Big Lots, Inc. *                                             0.12%           38           13.33        506
BOBE          Bob Evans Farms, Inc.                                        0.12%           30           17.10        513
BKE           The Buckle, Inc.                                             0.12%           25           20.22        505
ELY           Callaway Golf Company                                        0.13%           59            8.82        520
CRI           Carter's, Inc. *                                             0.13%           32           16.18        518
COH           Coach, Inc. *                                                0.62%          160           16.05      2,568
COLM          Columbia Sportswear Company                                  0.12%           16           31.59        505
DAI           Daimler AG +                                                 0.50%           63           32.82      2,068
DLTR          Dollar Tree, Inc. *                                          0.25%           25           40.85      1,021
FDO           Family Dollar Stores, Inc.                                   0.25%           38           27.37      1,040
GPS           The Gap, Inc.                                                0.62%          225           11.50      2,587
GPC           Genuine Parts Company                                        0.62%           71           36.40      2,584
GYMB          The Gymboree Corporation *                                   0.13%           22           24.20        532
HMC           Honda Motor Co., Ltd. (ADR) +                                0.50%          100           20.73      2,073
IDC           Interactive Data Corporation                                 0.25%           45           22.88      1,030
JAKK          JAKKS Pacific, Inc. *                                        0.13%           28           18.75        525
NWSA          News Corporation (Class A)                                   0.62%          317            8.11      2,571
NKE           NIKE, Inc. (Class B)                                         0.62%           55           46.65      2,566
PC            Panasonic Corporation +                                      0.50%          171           12.18      2,083
PAG           Penske Automotive Group, Inc.                                0.13%           70            7.41        519
ROST          Ross Stores, Inc.                                            0.25%           35           29.26      1,024
SHW           The Sherwin-Williams Company                                 0.62%           46           55.85      2,569
SNE           Sony Corporation (ADR) +                                     0.50%           93           22.32      2,076
STRA          Strayer Education, Inc.                                      0.25%            5          202.92      1,015
TJX           The TJX Companies, Inc.                                      0.62%          131           19.58      2,565
TM            Toyota Motor Corporation (ADR) +                             0.51%           34           62.14      2,113
TSCO          Tractor Supply Company *                                     0.12%           16           31.41        503
UNF           UniFirst Corporation                                         0.12%           19           27.06        514
VFC           V. F. Corporation                                            0.64%           49           54.05      2,648
DIS           The Walt Disney Company                                      0.62%          124           20.80      2,579
WWW           Wolverine World Wide, Inc.                                   0.13%           28           18.95        531

                    Schedule of Investments (cont'd.)

               75/25 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Consumer Staples (8.27%):
MO          Altria Group, Inc.                                             0.63%          161       $   16.18   $  2,605
ADM         Archer-Daniels-Midland Company                                 0.63%          107           24.25      2,595
BJ          BJ's Wholesale Club, Inc. *                                    0.25%           33           30.94      1,021
CALM        Cal-Maine Foods, Inc.                                          0.13%           18           29.33        528
CASY        Casey's General Stores, Inc.                                   0.13%           24           21.75        522
CHD         Church & Dwight Co., Inc.                                      0.25%           20           52.03      1,041
CPO         Corn Products International, Inc.                              0.25%           36           28.29      1,018
COST        Costco Wholesale Corporation                                   0.62%           54           47.63      2,572
CVS         CVS Caremark Corporation                                       0.63%          100           25.90      2,590
FLO         Flowers Foods, Inc.                                            0.25%           45           22.78      1,025
HRL         Hormel Foods Corporation                                       0.25%           34           30.65      1,042
KR          The Kroger Co.                                                 0.62%          106           24.23      2,568
LO          Lorillard, Inc.                                                0.63%           46           56.86      2,616
NSRGY       Nestle S.A. (ADR) +                                            0.50%           59           35.30      2,083
PG          The Procter & Gamble Company                                   0.63%           45           57.86      2,604
RAI         Reynolds American Inc.                                         0.63%           66           39.50      2,607
WAG         Walgreen Co.                                                   0.62%           99           26.14      2,588
WMT         Wal-Mart Stores, Inc.                                          0.62%           50           51.56      2,578

Energy (10.44%):
APA         Apache Corporation                                             0.62%           35           73.28      2,565
BRGYY       BG Group Plc (ADR) +                                           0.50%           32           64.54      2,065
BBG         Bill Barrett Corporation *                                     0.12%           24           21.35        512
BP          BP Plc (ADR) +                                                 0.50%           48           43.19      2,073
CVX         Chevron Corporation                                            0.62%           37           69.69      2,578
MCF         Contango Oil & Gas Company *                                   0.12%           11           45.72        503
DVN         Devon Energy Corporation                                       0.62%           42           61.10      2,566
DO          Diamond Offshore Drilling, Inc.                                0.62%           46           56.15      2,583
E           Eni SpA (ADR) +                                                0.50%           48           43.39      2,083
EOG         EOG Resources, Inc.                                            0.63%           41           63.39      2,599
XOM         Exxon Mobil Corporation                                        0.62%           34           75.10      2,553
GLF         Gulfmark Offshore, Inc. *                                      0.12%           20           25.44        509
IMO         Imperial Oil Limited +                                         0.50%           66           31.20      2,059
LUFK        Lufkin Industries, Inc.                                        0.12%           15           34.32        515
NBL         Noble Energy, Inc.                                             0.62%           56           45.76      2,563
OXY         Occidental Petroleum Corporation                               0.62%           48           53.74      2,579
OIS         Oil States International, Inc. *                               0.12%           27           19.09        515
PTEN        Patterson-UTI Energy, Inc.                                     0.25%          101           10.21      1,031
PDE         Pride International, Inc. *                                    0.25%           68           15.09      1,026
RDC         Rowan Companies, Inc.                                          0.25%           72           14.26      1,027
RDS/A       Royal Dutch Shell Plc (ADR) +                                  0.51%           42           49.97      2,099
CKH         SEACOR Holdings Inc. *                                         0.25%           16           65.82      1,053
SFY         Swift Energy Company *                                         0.12%           31           16.46        510
TDW         Tidewater Inc.                                                 0.25%           28           37.47      1,049
TOT         Total S.A. (ADR) +                                             0.50%           42           49.65      2,085
UNT         Unit Corporation *                                             0.25%           40           25.64      1,026
WTI         W&T Offshore, Inc.                                             0.12%           38           13.56        515
INT         World Fuel Services Corporation                                0.12%           16           32.20        515

                    Schedule of Investments (cont'd.)

               75/25 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Financials (3.96%):
ACE         ACE Limited +                                                  0.49%           43       $   47.67   $  2,050
NLY         Annaly Mortgage Management Inc. (4)                            0.62%          171           14.99      2,563
BANF        BancFirst Corporation                                          0.12%           12           42.25        507
CB          The Chubb Corporation                                          0.62%           60           42.71      2,563
SUR         CNA Surety Corporation *                                       0.12%           31           15.77        489
FFIN        First Financial Bankshares, Inc.                               0.13%           11           48.44        533
HCC         HCC Insurance Holdings, Inc.                                   0.25%           42           24.78      1,041
NITE        Knight Capital Group, Inc. *                                   0.25%           70           15.03      1,052
NAVG        The Navigators Group, Inc. *                                   0.12%           10           51.67        517
ORH         Odyssey Re Holdings Corp.                                      0.25%           20           51.23      1,025
PRA         ProAssurance Corporation *                                     0.24%           21           47.99      1,008
SAFT        Safety Insurance Group, Inc.                                   0.13%           14           37.50        525
TRV         The Travelers Companies, Inc.                                  0.62%           64           40.00      2,560

Health Care (10.55%):
ABC         AmerisourceBergen Corporation                                  0.63%           72           36.20      2,606
AZN         AstraZeneca Plc (ADR) +                                        0.50%           52           39.79      2,069
BDX         Becton, Dickinson and Company                                  0.63%           37           71.02      2,628
BCR         C.R. Bard, Inc.                                                0.63%           31           83.70      2,595
CHSI        Catalyst Health Solutions, Inc. *                              0.13%           25           21.08        527
CEPH        Cephalon, Inc. *                                               0.25%           14           74.52      1,043
CERN        Cerner Corporation *                                           0.25%           27           38.40      1,037
CHE         Chemed Corporation                                             0.13%           14           37.52        525
ENDP        Endo Pharmaceuticals Holdings Inc. *                           0.25%           48           21.55      1,034
FRX         Forest Laboratories, Inc. *                                    0.63%          107           24.23      2,593
GTIV        Gentiva Health Services, Inc. *                                0.12%           20           25.29        506
HSIC        Henry Schein, Inc. *                                           0.25%           28           36.27      1,016
HMSY        HMS Holdings Corporation *                                     0.13%           18           29.45        530
JNJ         Johnson & Johnson                                              0.63%           45           57.95      2,608
KG          King Pharmaceuticals, Inc. *                                   0.25%          113            9.22      1,042
LH          Laboratory Corporation of America Holdings *                   0.62%           43           59.92      2,577
MHS         Medco Health Solutions, Inc. *                                 0.63%           61           43.08      2,628
NVS         Novartis AG (ADR) +                                            0.50%           44           47.02      2,069
NVO         Novo Nordisk A/S (ADR) +                                       0.50%           41           50.40      2,066
OMI         Owens & Minor, Inc.                                            0.25%           28           37.07      1,038
PFE         Pfizer Inc.                                                    0.63%          151           17.24      2,603
PSSI        PSS World Medical, Inc. *                                      0.13%           30           17.37        521
RHHBY       Roche Holding AG (ADR) +                                       0.51%           55           38.10      2,095
SNY         Sanofi-Aventis (ADR) +                                         0.50%           64           32.29      2,067
TECH        Techne Corporation                                             0.25%           17           62.10      1,056
WLP         WellPoint, Inc. *                                              0.62%           70           36.88      2,582

                    Schedule of Investments (cont'd.)

               75/25 Strategic Allocation Portfolio Series
                                 FT 1937


                    At the Opening of Business on the
                Initial Date of Deposit-January 15, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Industrials (11.36%):
AIR         AAR Corp. *                                                    0.12%           30       $   16.76   $    503
ABB         ABB Ltd. (ADR) +                                               0.50%          169           12.22      2,065
AIT         Applied Industrial Technologies, Inc.                          0.12%           30           17.05        511
CHRW        C.H. Robinson Worldwide, Inc.                                  0.62%           55           47.01      2,586
CSL         Carlisle Companies Incorporated                                0.25%           52           20.00      1,040
EXBD        The Corporate Executive Board Company                          0.12%           23           22.14        509
DHR         Danaher Corporation                                            0.63%           49           52.91      2,593
ETN         Eaton Corporation                                              0.63%           55           47.44      2,609
EMR         Emerson Electric Co.                                           0.62%           78           33.13      2,584
FAST        Fastenal Company                                               0.25%           33           31.69      1,046
FADV        First Advantage Corporation *                                  0.13%           47           11.15        524
GDI         Gardner Denver Inc. *                                          0.12%           23           22.36        514
GR          Goodrich Corporation                                           0.25%           28           37.53      1,051
GVA         Granite Construction Incorporated                              0.24%           26           38.76      1,008
HUBG        Hub Group, Inc. *                                              0.12%           23           21.97        505
HUB/B       Hubbell Incorporated (Class B)                                 0.25%           33           31.44      1,037
LMT         Lockheed Martin Corporation                                    0.63%           33           78.80      2,600
MPS         MPS Group, Inc. *                                              0.12%           81            6.38        517
NOC         Northrop Grumman Corporation                                   0.62%           55           46.71      2,569
ODFL        Old Dominion Freight Line, Inc. *                              0.13%           24           22.00        528
PH          Parker Hannifin Corporation                                    0.62%           66           38.97      2,572
RTN         Raytheon Company                                               0.63%           51           50.95      2,598
RHI         Robert Half International Inc.                                 0.25%           58           17.98      1,043
COL         Rockwell Collins, Inc.                                         0.63%           72           36.20      2,606
SEB         Seaboard Corporation                                           0.25%            1        1,026.00      1,026
SKYW        SkyWest, Inc.                                                  0.13%           30           17.29        519
SYKE        Sykes Enterprises, Incorporated *                              0.12%           29           17.62        511
TNB         Thomas & Betts Corporation *                                   0.25%           47           21.97      1,033
TGI         Triumph Group, Inc.                                            0.13%           14           37.63        527
UTX         United Technologies Corporation                                0.63%           52           50.03      2,602
URS         URS Corporation *                                              0.25%           29           35.80      1,038
GWW         W.W. Grainger, Inc.                                            0.63%           35           73.99      2,590
WW          Watson Wyatt & Company Holdings                                0.25%           23           44.53      1,024
WERN        Werner Enterprises, Inc.                                       0.12%           33           15.38        507

                    Schedule of Investments (cont'd.)

               75/25 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Information Technology (8.10%):
ADP         Automatic Data Processing, Inc.                                0.62%            68      $   37.94   $  2,580
AVT         Avnet Inc. *                                                   0.25%            59          17.37      1,025
AVX         AVX Corporation                                                0.25%           134           7.69      1,030
BHE         Benchmark Electronics, Inc. *                                  0.12%            42          12.13        509
CAJ         Canon Inc. (ADR) +                                             0.50%            67          31.10      2,084
CSC         Computer Sciences Corporation *                                0.25%            29          35.70      1,035
CPWR        Compuware Corporation *                                        0.25%           159           6.49      1,032
GLW         Corning Incorporated                                           0.63%           284           9.19      2,610
CYMI        Cymer, Inc. *                                                  0.12%            26          19.56        509
HPQ         Hewlett-Packard Company                                        0.62%            73          35.39      2,583
IM          Ingram Micro Inc. *                                            0.25%            79          13.02      1,029
ISIL        Intersil Corporation                                           0.12%            57           8.96        511
JKHY        Jack Henry & Associates, Inc.                                  0.25%            56          18.37      1,029
MANT        ManTech International Corporation *                            0.26%            19          55.65      1,057
MSFT        Microsoft Corporation                                          0.62%           135          19.09      2,577
NTDOY       Nintendo Co., Ltd. (ADR) +                                     0.50%            46          45.10      2,075
PAYX        Paychex, Inc.                                                  0.62%           105          24.59      2,582
QSII        Quality Systems, Inc.                                          0.12%            13          39.09        508
SAP         SAP AG (ADR) +                                                 0.50%            60          34.29      2,057
SCMR        Sycamore Networks, Inc. *                                      0.12%           207           2.48        513
TXN         Texas Instruments Incorporated                                 0.62%           182          14.10      2,566
TIVO        TiVo Inc. *                                                    0.13%            76           6.81        518
VSAT        ViaSat, Inc. *                                                 0.13%            25          20.74        518
WDC         Western Digital Corporation *                                  0.25%            84          12.21      1,026

Materials (4.33%):
AKS         AK Steel Holding Corporation                                   0.12%            55           9.23        508
ATI         Allegheny Technologies, Inc.                                   0.25%            42          24.49      1,029
AAUK        Anglo American Plc (ADR) +                                     0.50%           218           9.41      2,051
BASFY       BASF AG (ADR) +                                                0.50%            66          31.47      2,077
BHP         BHP Billiton Limited (ADR) +                                   0.49%            53          38.55      2,043
CYT         Cytec Industries Inc.                                          0.12%            25          20.44        511
FUL         H.B. Fuller Company                                            0.12%            37          13.67        506
LZ          The Lubrizol Corporation                                       0.25%            29          35.91      1,041
NUE         Nucor Corporation                                              0.62%            65          39.47      2,566
OMG         OM Group, Inc. *                                               0.12%            27          19.02        514
RS          Reliance Steel & Aluminum Co.                                  0.25%            52          19.55      1,017
SCHN        Schnitzer Steel Industries, Inc.                               0.12%            15          33.08        496
SLGN        Silgan Holdings Inc.                                           0.25%            23          44.85      1,032
SYT         Syngenta AG (ADR) +                                            0.50%            52          39.55      2,057
WOR         Worthington Industries, Inc.                                   0.12%            52           9.84        512

                    Schedule of Investments (cont'd.)

               75/25 Strategic Allocation Portfolio Series
                                 FT 1937


At the Opening of Business on the Initial Date of Deposit-January 15, 2009


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Telecommunication Services (2.88%):
T           AT&T Inc.                                                      0.63%          102       $   25.41   $  2,592
NTT         Nippon Telegraph & Telephone Corporation (ADR) +               0.50%           82           25.27      2,072
DCM         NTT DoCoMo, Inc. (ADR) +                                       0.50%          121           17.21      2,082
TI          Telecom Italia SpA (ADR) +                                     0.50%          146           14.19      2,072
USM         United States Cellular Corporation *                           0.25%           25           41.38      1,034
VOD         Vodafone Group Plc (ADR) +                                     0.50%          105           19.74      2,073

Utilities (3.37%):
LNT         Alliant Energy Corporation                                     0.25%           38           27.44      1,043
ED          Consolidated Edison, Inc. (Con Edison)                         0.63%           66           39.40      2,600
DPL         DPL Inc.                                                       0.25%           48           21.41      1,028
EGN         Energen Corporation                                            0.25%           37           27.79      1,028
LG          The Laclede Group, Inc.                                        0.13%           12           43.26        519
MDU         MDU Resources Group, Inc.                                      0.25%           53           19.59      1,038
MGEE        MGE Energy, Inc.                                               0.13%           17           31.18        530
NJR         New Jersey Resources Corporation                               0.24%           28           36.20      1,014
NST         NSTAR                                                          0.25%           31           33.88      1,050
STR         Questar Corporation                                            0.62%           81           31.95      2,588
SJI         South Jersey Industries, Inc.                                  0.12%           14           36.50        511
UGI         UGI Corporation                                                0.25%           43           24.04      1,034

EXCHANGE TRADED FUNDS (25.13%):
CSJ         iShares Barclays 1-3 Year Credit Bond Fund                     1.56%           64          101.11      6,471
TLT         iShares Barclays 20+ Year Treasury Bond Fund                   1.57%           56          116.00      6,496
GBF         iShares Barclays Government/Credit Bond Fund                   1.57%           61          106.53      6,498
CIU         iShares Barclays Intermediate Credit Bond Fund                 1.58%           66           98.86      6,525
GVI         iShares Barclays Intermediate Government/Credit Bond Fund      1.58%           61          106.99      6,526
MBB         iShares Barclays MBS Fixed-Rate Bond Fund                      1.56%           61          105.65      6,445
SHV         iShares Barclays Short Treasury Bond Fund                      1.57%           59          110.41      6,514
HYG         iShares iBoxx $ High Yield Corporate Bond Fund                 1.57%           86           75.68      6,508
LQD         iShares iBoxx $ InvesTop Investment Grade Corporate Bond       1.57%           64          101.40      6,490
            Fund
PCY         PowerShares Emerging Markets Sovereign Debt Portfolio          1.58%          313           20.92      6,548
LAG         SPDR Barclays Capital Aggregate Bond ETF                       1.57%          115           56.46      6,493
ITE         SPDR Barclays Capital Intermediate Term Treasury ETF           1.57%          109           59.61      6,497
BWX         SPDR Barclays Capital International Treasury Bond ETF          1.57%          125           52.12      6,515
BIV         Vanguard Intermediate-Term Bond ETF                            1.57%           82           79.17      6,492
BLV         Vanguard Long-Term Bond ETF                                    1.56%           82           79.06      6,483
BSV         Vanguard Short-Term Bond ETF                                   1.58%           81           80.56      6,525
                                                                         _______                                ________
                 Total Investments                                       100.00%                                $414,269
                                                                         =======                                ========
___________

See "Notes to Schedules of Investments" on page 19.

Page 18


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 14, 2009. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of Securities    Profit
                                                                 to Sponsor            (Loss)
                                                                 __________________    ________
60/40 Strategic Allocation Portfolio Series                      $ 520,022             $ (478)
75/25 Strategic Allocation Portfolio Series                        414,701               (432)

(3) Common stocks comprise approximately 60% of the investments in 60/40 Strategic Allocation Portfolio Series and approximately 75% of the investments in 75/25 Strategic Allocation Portfolio Series, broken down by country as set forth below:

60/40 Strategic Allocation                75/25 Strategic Allocation
Portfolio Series                          Portfolio Series
______________________________            ______________________________
Australia                0.39%            Australia                0.49%
Canada                   0.40%            Canada                   0.50%
Denmark                  0.40%            Denmark                  0.50%
France                   0.80%            France                   1.00%
Germany                  1.20%            Germany                  1.50%
Italy                    0.80%            Italy                    1.00%
Japan                    3.21%            Japan                    4.01%
The Netherlands          0.40%            The Netherlands          0.51%
Switzerland              2.39%            Switzerland              3.00%
United Kingdom           1.99%            United Kingdom           2.50%
United States            47.85%           United States            59.86%

(4) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs comprise approximately 0.49% and 0.62% of the investments of the 60/40 Strategic Allocation Portfolio Series and the 75/25 Strategic Allocation Portfolio Series, respectively.

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1937, consists of two separate portfolios set forth below:

- 60/40 Strategic Allocation Port. 1Q '09 - Term 4/15/10
(60/40 Strategic Allocation Portfolio Series)
- 75/25 Strategic Allocation Port. 1Q '09 - Term 4/15/10
(75/25 Strategic Allocation Portfolio Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of Common Stocks and ETFs with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks and fixed-income ETFs in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The composition of the Trusts on the Initial Date of Deposit is as follows:

           60/40 Strategic Allocation Portfolio

- Approximately 15.00% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 15.00% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Growth
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Value
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Value
Strategy;

- Approximately 12.00% common stocks which comprise the International Strategy; and

- Approximately 40.00% fixed-income Exchange-Traded Funds.

           75/25 Strategic Allocation Portfolio

- Approximately 18.75% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 18.75% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Growth
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Value
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Value
Strategy;

- Approximately 15.00% common stocks which comprise the International Strategy; and

- Approximately 25.00% fixed-income Exchange-Traded Funds.

Investors have long recognized the importance of balancing risk and creating diversification by dividing assets among major asset categories such as stocks and bonds. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among investments that focus on different areas of the market primarily helps to reduce volatility and also has the potential to enhance your returns. We believe there are three hallmarks to a successful long-term investment plan-asset allocation, diversification and rebalancing.

The Importance of Asset Allocation

Perhaps the most important investment decision is not the specific investments that are selected, it's the manner in which the assets are allocated. Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. Spreading capital across a range of investments within each major asset class makes your portfolio less dependent on the performance of any single type of investment. Studies have shown that the number one factor contributing to a portfolio's performance is asset class selection and not security selection.*

                         Contributing Factors to
                    Portfolio Performance Variation*

Factor                                          Impact
_____________________                        ___________
Asset Allocation Policy                       91.5%
Market Timing                                  1.8%
Security Selection                             4.6%
Other                                          2.1%

* Source: The study, "Determinants of Portfolio Performance," by Gary P. Brinson, L. Randolph Hood, and Gilbert L. Beebower, was published in the July/August 1986 edition of the Financial Analysts Journal. This study was updated by Brinson, Brian D. Singer, and Beebower in the May/June 1991 edition of the Financial Analysts Journal. The update analyzed quarterly data from 82 large U.S. pension plans over the period 1977-1987. Past performance is no guarantee of future results.

Why Diversify?

Diversification makes your portfolio less dependent on the performance of any single asset class. A study by Ibbotson Associates has shown that over the period 1990-2007 the performance of any given asset class can have drastic changes from year to year, making it nearly impossible, even for the most astute investors, to accurately predict the best combination of asset classes to maximize returns and minimize risk.

The Relationship Between Risk and Return of Stocks & Bonds

As risk increases in an investment portfolio so do the return expectations. Investors can manage their risk tolerance through asset allocation and by selecting investments that meet their risk/return expectations. Effective asset allocation requires combining assets with low correlations-that is, those that have performed differently over varying market conditions. Investing in assets with low to negative correlation can reduce the overall volatility and risk within your portfolio and may also help to improve portfolio performance.

Studies by Bloomberg and Lehman Brothers over the thirty year period from 1978 to 2007 found that as a portfolio's asset allocation mix shifts from 100% bonds to 100% stocks both the portfolio's average annual total return and standard deviation increase. Standard deviation is a measure of price variability. The higher the standard deviation, the greater the variability (and thus risk) of the investment returns.

Rebalance to Avoid Unnecessary Risk

According to the College For Financial Planning, less than 45% of investors actively rebalance their portfolios after the initial allocation. Over time, the asset mix in a portfolio can begin to drift from its original allocation. If an asset class performs well for an extended period of time, it can grow to become a higher percentage of a portfolio and subsequently have a much higher impact on the intended overall risk and return of the portfolio going forward. Rebalancing can be a crucial element to helping reduce risk while ensuring a portfolio remains aligned with an investor's intended investment plan.

With the Strategic Allocation Portfolios, rebalancing is simple. When a Trust terminates, investors have the option to reinvest their proceeds, at a reduced sales charge, into a new, rebalanced and reconstituted portfolio. It is important to note that rebalancing may cause a taxable event unless Units of the Trusts are purchased in an IRA or other qualified plan.

A Tactical Approach to Security Selection

Because stock prices are subject to factors that can make them deviate from a company's true value, we believe evaluating each company based on time-tested fundamental measures is key to achieving a higher rate of long-term success. Our approach to selecting stocks is based on a proprietary rules-based selection process which is consistently applied to the Trusts. This process embodies key elements of our investment philosophy by focusing on financial measures that are least susceptible to accounting distortions and erroneous corporate guidance.

When selecting stocks for the Trusts we apply a proprietary rules-based selection process which analyzes stocks to assess valuations based on multiple factors. Our goal is to identify stocks which exhibit the fundamental characteristics that enable them to provide the greatest potential for capital appreciation. This process is unique and represents a critical point of differentiation from indexing and other management styles. Although the Common Stocks contained in the Trusts meet the stated style and capitalization characterization as of four business days prior to the date of this prospectus, market fluctuations after that date may change a particular Common Stock's classification or result in a shift in a Trust's style or capitalization characterization.

The first step in our selection process is to establish a universe of stocks from which the portfolios will be selected. The universe is identified as of four business days prior to the Initial Date of Deposit and divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, registered investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%) and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed, or are in the form of ADRs which are listed, on a U.S. securities exchange.

We then rank the stocks within each of the seven universes based on a multi-factor model. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors

Risk Model

-Debt to equity

-Beta

-Earnings variability

Value & International Model

-Price to book

-Price to cash flow

-Return on assets

-Price appreciation

Growth Model

-Price to sales

-Price to cash flow

-Change in return on assets

-Price appreciation

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the Trusts, subject to a maximum of six stocks from any one of the ten major market sectors.

What is an ETF? ETFs offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs combine the benefits of an index mutual fund with the convenience and trading flexibility of stocks. Below is a list of other benefits to investing in ETFs.

-Diversification - ETFs hold a basket of securities which helps to mitigate single issuer risk.

-Transparency - ETF holdings are available daily so investors know what they own.

-Tax Efficiency - The ETF structure allows for increased tax efficiency.

-Fully Invested - Unlike a traditional mutual fund, ETFs do not need to hold cash in order to satisfy investor redemptions which allows them to better adhere to their investment objective.

ETF Selection.

The fixed-income ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the fixed-income securities held by the ETF, and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs. The Trusts invest in a range of fixed-income ETFs, including general bond ETFs, investment grade bond ETFs, high-yield bond ETFs, U.S. government bond ETFs, U.S. mortgage bond ETFs and world income ETFs.

Please note that we applied the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of four business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Common Stocks, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Common Stock's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies) on a monthly basis. Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Common Stocks in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                       Risk Factors

Price Volatility. The Trusts invest in Common Stocks and ETFs. The value of a Trust's Units will fluctuate with changes in the value of these Securities.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Distributions. As stated under "Summary of Essential Information," the Trusts will generally make monthly distributions of income. The ETFs held by the Trusts make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the ETFs, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Common Stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Exchange-Traded Funds. The Trusts invest in shares of ETFs. ETFs are investment pools that hold other securities. The ETFs in the Trusts are passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the Trusts are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The Trusts and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, a Trust incurs greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Index Correlation Risk. Index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Growth Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their higher than average price/book ratios, we believe will experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their lower than average price/book ratios, we believe to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These Common Stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Investment Grade Bonds. Certain of the ETFs in the Trusts invest in investment grade corporate bonds. The value of these bonds will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

U.S. Treasury Obligations. Certain of the ETFs in the Trusts invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.

High-Yield Securities. Certain of the ETFs in the Trusts, representing approximately 2.51% of the 60/40 Strategic Allocation Portfolio and approximately 1.57% of the 75/25 Strategic Allocation Portfolio on the Initial Date of Deposit, invest a majority of their assets in securities rated below investment grade by one or more rating agencies (high-yield securities or "junk" bonds). Certain of the other ETFs held by the Trust may also invest a portion of their assets in high-yield securities. High-yield, high-risk corporate securities are subject to greater market fluctuations and risk of loss than corporate securities with higher investment ratings. These securities are issued by companies that may have limited operating history, narrowly focused operations, and/or other impediments to the timely payment of periodic interest and principal at maturity. The prices of high-yield securities are sensitive to the general level of economic activity. If the economy slows down or dips into recession, the issuers of high-yield securities may not have sufficient resources to continue making timely payment of periodic interest and principal at maturity. The prices of high-yield securities are also sensitive to the level of interest rates. The value of these securities may decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may lead to an economic slowdown.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Foreign Securities. Certain of the Common Stocks in the Trusts are, and certain of the ETFs held by the Trusts invest in, securities issued by foreign issuers, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the U.S. and developed foreign markets.

Interest Rate Risk. Interest rate risk is the risk that the value of the bonds held by the ETFs in the Trusts will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a bond's issuer is unable to meet its obligation to pay principal or interest on the bond.

Investment Style. Although the Common Stocks contained in the Trusts meet the stated style, capitalization, and investment objective of the Trusts as of four business days prior to the date of this prospectus, market fluctuations after this date may change a particular Common Stocks's classification. Common Stocks will not generally be removed from the Trusts as a result of market fluctuations.

Real Estate Investment Trusts ("REITs"). One of the Common Stocks held by the Trusts is issued by a REIT. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Small-Cap Companies. Certain of the Common Stocks in the Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies or ETFs represented in the Trusts or certain of the securities held by the ETFs. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Lorillard, Inc., Reynolds American Inc.
or Microsoft Corporation, or certain of the securities held by the ETFs, or any of the industries represented by these issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20, 2009 through June 19, 2009. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your rollover or termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

 Total sales                              Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of your Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying ETFs.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and ETFs and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

The Trusts are expected to hold one or more of the following (i) stock in domestic and foreign corporations (the "Stocks"); (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes; and (iii) shares of Exchange-Traded Funds (the "RIC Shares") qualifying as regulated investment companies ("RICs").

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The

Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

Dividends from RIC Shares.

Some dividends on the RIC Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. RICs are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a Unit for six months or less or if a Trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by a Trust, because the dividends received deduction is generally not available for dividends from most foreign corporations or from REITs or RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC from certain domestic corporations may be designated by the RIC as being eligible for the dividends received deduction.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before your Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

Some distributions by the Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through your Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 5,000 Units of a Trust or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
                    Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $105 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2007, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $56,998,038 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 43


                             First Trust(R)

         60/40 Strategic Allocation Port. 1Q '09 - Term 4/15/10
         75/25 Strategic Allocation Port. 1Q '09 - Term 4/15/10
                                 FT 1937

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon
     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132

                            ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                            ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                               under the:

-  Securities Act of 1933 (file no. 333-156122) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

Information about the Trusts is available on the EDGAR Database on the SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            January 15, 2009


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 44


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1937 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 15, 2009. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Dividends                                                    1
   Common Stocks                                                1
   Exchange-Traded Funds                                        2
   U.S. Treasury Obligations                                    2
   High-Yield Securities                                        3
   Foreign Issuers                                              5
   REITs                                                        6
   Small-Cap Companies                                          7
Litigation
   Microsoft Corporation                                        7
   Tobacco Industry                                             8
Common Stocks
   Large-Cap Growth Strategy Stocks                             9
   Large-Cap Value Strategy Stocks                             10
   Mid-Cap Growth Strategy Stocks                              12
   Mid-Cap Value Strategy Stocks                               14
   Small-Cap Growth Strategy Stocks                            15
   Small-Cap Value Strategy Stocks                             17
   International Strategy Stocks                               19

Risk Factors

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Common Stocks. An investment in Units of the Trusts should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Common Stocks or the general condition of the relevant stock market may worsen, and the value of the Common Stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Exchange-Traded Funds. An investment in Units of the Trusts should be made with an understanding of the risks of investing in exchange-traded funds. ETFs are investment pools that hold other securities. The ETFs in the Trusts are passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the Trusts are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, and specific countries or regions of the world. The securities comprising ETFs may be common stocks or fixed income securities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

U.S. Treasury Obligations. The ETFs in the Trusts may consist of securities which, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of a underlying Trust portfolio being reduced.

Certain of the securities in the ETFs may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Certain of the securities in the ETFs may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Certain of the securities in the ETFs may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased for the ETFs at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium securities generally pay a higher rate of interest than securities priced at or below par, the effect of the redemption of premium securities would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such securities bears to the total par amount of securities in a Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific securities that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such securities are eligible for redemption.

Because certain of the securities may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trusts will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any security. Certain of the securities contained in the Trusts may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. The exercise of redemption or call provisions will (except to the extent the proceeds of the called securities are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the Estimated Long-Term Return and the Estimated Current Return on Units of the Trusts. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

High-Yield Securities. An investment in Units of the Trusts should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign obligations or "junk" securities may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, obligations generally. Securities such as those included in the funds in the Trusts are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of a Trust may decline to a level that requires liquidation.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in a Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

The value of the Units reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the funds in a Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of a Trust and consider its ability to assume the risks involved before making an investment in a Trust.

Foreign Issuers. Since certain of the Securities in the Trusts are, or contain, securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

REITs. An investment in Units of the Trusts should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which a Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in a Trust's portfolio should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in a Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in a Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in a Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft also faces antitrust and unfair competition litigation in Europe and Asia. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Additionally, the Commission initiated two other formal investigations regarding Microsoft's alleged abuse of a dominant market position in January 2008. These investigations again involve the interoperability and the bundling of Microsoft products.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The

KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of the Trust.

Common Stocks

The following information describes the Common Stocks selected through the application of each of the Strategies which comprise a portion of the Trusts as described in the prospectus.

                    Large-Cap Growth Strategy Stocks


Altria Group, Inc., headquartered in Richmond, Virginia, is the parent company of Philip Morris USA and Philip Morris Capital Corporation. The company manufactures, markets and distributes a variety of branded cigarettes and tobacco products. The company also has an interest in a beer brewery.

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services serving its customers nationwide through drug distribution facilities and three specialty products distribution facilities.

Automatic Data Processing, Inc., headquartered in Roseland, New Jersey, is one of the largest providers of computerized transaction processing, data communication, and information services in the world.

Becton, Dickinson and Company, headquartered in Franklin Lakes, New Jersey, manufactures and sells medical supplies, medical devices and diagnostic systems. The company's products are used by both healthcare professionals and the general public and are marketed globally.

C.H. Robinson Worldwide, Inc., headquartered in Eden Prairie, Minnesota, offers multimodal transportation services and a variety of logistics solutions, including fresh produce sourcing and freight consolidation. The company operates a network of offices in the United States and internationally.

C.R. Bard, Inc., headquartered in Murray Hill, New Jersey, develops, manufactures and markets healthcare products, including vascular, urological and oncological diagnosis and intervention products, sold worldwide to hospitals, healthcare professionals, and extended care and alternate site facilities.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide.

Emerson Electric Co., headquartered in St. Louis, Missouri, designs, makes and sells electrical, electromechanical and electronic products and systems, including process control, industrial automation, electronics, appliance components and electric motors. The company sells its products worldwide.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Medco Health Solutions, Inc., headquartered in Franklin Lakes, New Jersey, a pharmacy benefit manager, provides programs and services for its clients and the members of their prescription benefit plans, as well as for the physicians and pharmacies for the members' use.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse," "Cole Haan" and "Hurley."

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Rockwell Collins, Inc., headquartered in Cedar Rapids, Iowa, provides aviation electronics, airborne and mobile communications products, and systems for commercial and military applications.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

United Technologies Corporation, headquartered in Hartford, Connecticut, makes Pratt & Whitney aircraft jet engines and spare parts; Otis elevators and escalators; Carrier heating, ventilating and air conditioning equipment; automotive products and systems; Sikorsky helicopters; and Hamilton Sundstrand aerospace systems.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair, and operating supplies, services and related information to the commercial, industrial, contractor and institutional markets in North America.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                     Large-Cap Value Strategy Stocks


Annaly Mortgage Management Inc., headquartered in New York, New York, is a self-managed real estate investment trust that owns and manages a portfolio of mortgage-backed securities, including mortgage pass-through certificates, collateralized mortgage obligations (CMOs) and other securities representing interests in or obligations backed by pools of mortgage loans.

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing and merchandising agricultural commodities and products such as oil seeds, corn and wheat.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

The Chubb Corporation, headquartered in Warren, New Jersey, is a holding company with subsidiaries principally engaged in the property and casualty insurance business.

Consolidated Edison, Inc. (Con Edison), headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

CVS Caremark Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Danaher Corporation, headquartered in Washington, D.C., produces and sells electronic test tools; storage tank leak detection systems;
motion, speed and position instruments and sensing devices; and general purpose and automotive specialty tools.

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.

Eaton Corporation, headquartered in Cleveland, Ohio, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

News Corporation (Class A), headquartered in New York, New York, through its subsidiaries, operates as a diversified international media and entertainment company in the United States.

Noble Energy, Inc., headquartered in Houston, Texas, is engaged in the exploration, development, production and marketing of natural gas and crude oil. The company's domestic offshore operations are located primarily in the Gulf of Mexico and onshore in the Gulf coast region while international operations are located in various countries.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products, including hot-rolled and cold-rolled sheet, galvanized sheet, cold finished steel and more.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Parker Hannifin Corporation, headquartered in Cleveland, Ohio, manufactures fluid power systems, electromechanical controls and related components.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions: Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

Raytheon Company, headquartered in Lexington, Massachusetts, is in the business of defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance and reconnaissance; command, control, communication and information systems; naval systems; air traffic control systems; aircraft integration systems; and technical services.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

V. F. Corporation, headquartered in Greensboro, North Carolina, is a holding company whose subsidiaries design, manufacture and market branded jeanswear, intimate apparel, knitwear, children's playwear and other apparel.

Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail drugstores throughout the United States and Puerto Rico. The company's stores sell prescription and nonprescription drugs, general merchandise, cosmetics, liquor and beverages, toiletries and tobacco products. The company also operates two mail-order facilities.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

WellPoint, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid, and senior markets.


                     Mid-Cap Growth Strategy Stocks


Aaron Rents, Inc., headquartered in Atlanta, Georgia, is engaged in the combined businesses of the rental, lease ownership and specialty retailing of consumer electronics, residential and office furniture, household appliances and accessories.

BJ's Wholesale Club, Inc., headquartered in Natick, Massachusetts, operates warehouse clubs in the eastern United States which offer a mix of food and general merchandise items at prices that are lower than prices available through traditional wholesalers, discount retailers, supermarkets and specialty retail operators.

Cephalon, Inc., headquartered in West Chester, Pennsylvania, discovers and develops pharmaceutical products for the treatment of neurological disorders such as narcolepsy, amyotrophic lateral sclerosis ("ALS" or Lou Gehrig's disease), Parkinson's disease, peripheral neuropathies, Alzheimer's disease and stroke.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

Church & Dwight Co., Inc., headquartered in Princeton, New Jersey, manufactures and sells sodium bicarbonate-based products which the company sells under the "Arm and Hammer" trademark.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

DPL Inc., headquartered in Dayton, Ohio, is the parent company of Dayton Power and Light Company, a public utility that sells electricity to residential, commercial, industrial and governmental customers in West Central Ohio.

Endo Pharmaceuticals Holdings Inc., headquartered in Chadds Ford,
Pennsylvania, is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain.

Family Dollar Stores, Inc., headquartered in Charlotte, North Carolina, operates a chain of self-service retail discount stores in 39 states and Washington, D.C.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

Flowers Foods, Inc., headquartered in Thomasville, Georgia, is one of the largest producers and marketers of a full line of frozen and non-frozen bakery and dessert products in the United States.

Goodrich Corporation, headquartered in Charlotte, North Carolina, is a leader in aerospace systems. The company makes aircraft parts and sensory systems and provides aircraft maintenance and overhaul services.

Granite Construction Incorporated, headquartered in Watsonville,
California, is a civil contractor which constructs dams, highways, airports, tunnels, bridges and other infrastructure-related projects in the western, southwestern and southeastern regions of the United States.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of healthcare products and services, including practice management software, to office-based healthcare practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products primarily in the United States.

Hubbell Incorporated (Class B), headquartered in Orange, Connecticut, makes electrical and electronic products for commercial, industrial and telecommunications applications.

Interactive Data Corporation, headquartered in Bedford, Massachusetts, furnishes financial market data, analytics and related services to individual investors, financial institutions and active traders on a global basis. The company provides descriptive information, time-sensitive pricing, corporate action and dividend information for securities traded around the world.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

ManTech International Corporation, headquartered in Fairfax, Virginia, delivers a variety of information technology and technical services to United States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense. The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

New Jersey Resources Corporation, headquartered in Wall, New Jersey, provides retail and wholesale energy services.

NSTAR, headquartered in Boston, Massachusetts, is an energy delivery company whose principal operating segments are the electric and natural gas utilities that provide energy delivery services throughout
Massachusetts.

Owens & Minor, Inc., headquartered in Glen Allen, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated healthcare systems and group purchasing organizations, with distribution centers located throughout the United States.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Silgan Holdings Inc., headquartered in Stamford, Connecticut, is a manufacturer of consumer goods packaging products that currently produces steel and aluminum containers, custom designed plastic containers and specialty packing items.

Strayer Education, Inc., headquartered in Newlington, Virginia, through its wholly-owned subsidiary, Strayer University, Inc., operates Strayer University, a regional institution of higher education that offers undergraduate and graduate degree programs to students at campuses in Washington, D.C., Maryland and Virginia.

Techne Corporation, headquartered in Minneapolis, Minnesota, develops and makes biotechnology products and hematology calibrators and controls.

UGI Corporation, headquartered in King of Prussia, Pennsylvania, is a holding company that operates propane distribution, gas and electric utility, energy marketing and related businesses through subsidiaries.

Watson Wyatt & Company Holdings, headquartered in Arlington, Virginia, is a global human capital consulting firm, providing employee benefits and technology solution services.


                      Mid-Cap Value Strategy Stocks


Abercrombie & Fitch Co. (Class A), headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.

Allegheny Technologies, Inc., headquartered in Pittsburgh, Pennsylvania, operates in three business segments: flat-rolled products, high-performance metals and industrial products.

Alliant Energy Corporation, headquartered in Madison, Wisconsin, operates as the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy; and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin, and Illinois.

American Eagle Outfitters, Inc., headquartered in Warrendale,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, footwear, and accessories.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

AVX Corporation, headquartered in Myrtle Beach, South Carolina, makes and supplies a broad line of passive electronic components and related products. The company also makes and sells electronic connectors, and distributes and sells certain passive components and connectors manufactured by Kyocera Corp.

Carlisle Companies Incorporated, headquartered in Charlotte, North Carolina, engages in the manufacture and distribution of products to various industries worldwide. The company operates in three segments:
Construction Materials, Industrial Components, and Diversified Components.

Computer Sciences Corporation, headquartered in El Segundo, California, is a major provider of information technology services to commercial and government markets. The company specializes in management consulting; information systems consulting and integration; and outsourcing.

Corn Products International, Inc., headquartered in Bedford Park,
Illinois, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca).

Energen Corporation, headquartered in Birmingham, Alabama, is a diversified energy holding company engaged primarily in the purchase, distribution and sale of natural gas, principally in central and north Alabama. The company is also involved in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States.

HCC Insurance Holdings, Inc., headquartered in Houston, Texas, provides property and casualty, surety, group life, and accident and health insurance products and related agency and reinsurance brokerage services in the United States, the United Kingdom, Spain, Ireland, and Bermuda.

Ingram Micro Inc., headquartered in Santa Ana, California, is a wholesale distributor of information technology products and services. The company also markets computer hardware, networking equipment, and software products, and provides supply chain optimization services and demand generation services for its suppliers and reseller customers.

King Pharmaceuticals, Inc., headquartered in Bristol, Tennessee, is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.

Knight Capital Group, Inc., headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc. and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the New York Stock Exchange (NYSE) and the American Stock Exchange
(AMEX).

The Lubrizol Corporation, headquartered in Wickliffe, Ohio, is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service at retail to communities in North Dakota, eastern Montana, most of South Dakota, and northern Wyoming; owns oil and gas interests throughout the United States and Canada; and installs and repairs electric power lines in the western United States and Hawaii.

Odyssey Re Holdings Corp., headquartered in Stamford, Connecticut, is an underwriter of reinsurance. The company provides a full range of property and casualty products on a global basis.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Pride International, Inc., headquartered in Houston, Texas, is an international provider of contract drilling and related services, operating both offshore and on land.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company which operates processing and distribution facilities in 27 states, Belgium, France and South Korea.

Rowan Companies, Inc., headquartered in Houston, Texas, is a provider of international and domestic contract drilling and aviation services.

Seaboard Corporation, headquartered in Merriam, Kansas, operates as an agribusiness and transportation company that primarily engages in the production and processing of pork. The company also mills flour and feed, farms produce, produces sugar, merchandises commodities, and generates electric power overseas.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

Thomas & Betts Corporation, headquartered in Memphis, Tennessee, is a designer and manufacturer of connectors and components for electrical and communication markets. The company's products are used in assembling, repairing, and maintaining electronic, electrical, and communication systems and are sold worldwide.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.

United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.

URS Corporation, headquartered in San Francisco, California, is an engineering services firm that provides a broad range of planning, design and program and construction management services.

Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.


                    Small-Cap Growth Strategy Stocks


Applied Industrial Technologies, Inc., headquartered in Cleveland, Ohio, is a distributor of industrial products and fluid power products and systems.

BancFirst Corporation, headquartered in Oklahoma City, Oklahoma, is a bank holding company which owns or controls one or more banks.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

Carter's, Inc., headquartered in Atlanta, Georgia, markets baby and young children's apparel in the United States. The company sells products under the Tykes brand in Target stores and under its Child of Mine brand in Wal-Mart stores.

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

Catalyst Health Solutions, Inc., headquartered in Rockville, Maryland, is a provider of pharmacy benefit management (PBM) services and supplemental benefit programs. The company's clients include large employer groups, unions, managed care organizations, government agencies, and individual consumers.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary.

Contango Oil & Gas Company, headquartered in Houston, Texas, is a development stage, independent oil and natural gas company engaged in the exploration for and acquisition of oil and gas properties primarily in the onshore Gulf Coast and offshore Gulf of Mexico regions in the United States.

The Corporate Executive Board Company, headquartered in Arlington, Virginia, provides best practices research and analysis focusing on corporate strategy, operations and general management issues on an annual subscription basis to more than 1,000 of the world's largest corporations.

First Financial Bankshares, Inc., headquartered in Abilene, Texas, through its subsidiaries, offers various commercial banking services in Texas.

Gentiva Health Services, Inc., headquartered in Melville, New York, together with its subsidiaries, provides home health and related services in the United States.

The Gymboree Corporation, headquartered in Burlingame, California, is a specialty retailer of high-quality apparel and accessories for children ages newborn to seven years. The company operates an international chain of stores.

HMS Holdings Corporation, headquartered in New York, New York, through its subsidiary, Health Management Systems, Inc., provides cost containment, coordination of benefits, and program integrity services to government healthcare programs in the United States.

Hub Group, Inc., headquartered in Downers Grove, Illinois, is an intermodal marketing company and a full-service transportation provider, offering intermodal, truck brokerage and comprehensive logistics services.

The Laclede Group, Inc., headquartered in St. Louis, Missouri, is a holding company that provides natural gas service through its regulated core utility operations. Its primary subsidiary, Laclede Gas Company, is a natural gas distribution utility in Missouri.

MGE Energy, Inc., headquartered in Madison, Wisconsin, is a public utility holding company. The company purchases, distributes, and transports natural gas in several Wisconsin counties and its principal subsidiary generates and distributes electricity in Dane County, Wisconsin.

The Navigators Group, Inc., headquartered in New York, New York, is an international insurance holding company specializing in energy, marine and construction/engineering insurance worldwide. The company has offices in the United States, England, Australia and Singapore.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

PSS World Medical, Inc., headquartered in Jacksonville, Florida, is a distributor of medical supplies, equipment and pharmaceuticals to primary care and other office-based physicians in the United States.

Quality Systems, Inc., headquartered in Irvine, California, develops and markets healthcare information systems that automate medical and dental practices, networks of practices such as physician hospital organizations and management service organizations, ambulatory care centers, community health centers and medical and dental schools.

South Jersey Industries, Inc., headquartered in Folsom, New Jersey, owns South Jersey Gas Company, a public utility, and acquires and develops non-utility lines of business.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in North America, Africa, Asia, Europe, and Latin America.

TiVo Inc., headquartered in Alviso, California, is a subscription-based service enabled by a personal video recorder. The company's service allows subscribers to locate and record multiple shows, control live television, and access their customized lineup of shows.

Tractor Supply Company, headquartered in Nashville, Tennessee, is an operator of retail farm and ranch stores in the United States.

ViaSat, Inc., headquartered in Carlsbad, California, designs, produces and markets advanced digital satellite telecommunications and other networking and signal processing equipment.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Wolverine World Wide, Inc., headquartered in Rockford, Michigan, is a designer, manufacturer and marketer of a broad line of quality casual shoes, rugged outdoor and work footwear, and constructed slippers and moccasins.

World Fuel Services Corporation, headquartered in Miami, Florida, markets marine and aviation fuel services.


                     Small-Cap Value Strategy Stocks


AAR Corp., headquartered in Wood Dale, Illinois, is a provider of after-market products and services to the worldwide aviation industry.

AK Steel Holding Corporation, headquartered in Middletown, Ohio, is a fully integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Bill Barrett Corporation, headquartered in Denver, Colorado, is an independent gas and oil company engaged in natural gas exploration and development in the Rocky Mountain region of the United States.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.

Callaway Golf Company, headquartered in Carlsbad, California, designs, develops, makes and markets high-quality, innovative golf clubs.

CNA Surety Corporation, headquartered in Chicago, Illinois, develops, markets, and underwrites primarily surety bonds through its subsidiaries throughout the United States. The company's surety bonds include non-contract bonds, small fidelity bonds, contract surety bonds, and errors and omissions liability insurance.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.

Cymer, Inc., headquartered in San Diego, California, is engaged primarily in the development, manufacturing and marketing of excimer lasers for sale to manufacturers of photo-lithography tools in the semiconductor equipment industry.

Cytec Industries Inc., headquartered in West Paterson, New Jersey, is a specialty chemicals and materials company that focuses on value-added products for the aerospace, automotive, coatings, mining, paper, plastics and water treatment industries.

First Advantage Corporation, headquartered in St. Petersburg, Florida, provides employment background screening services; occupational health services; tax incentive services; and resident screening services.

Gardner Denver Inc., headquartered in Quincy, Illinois, manufactures reciprocating, rotary and vane compressors and blowers for industrial applications, and pumps for petroleum and other industrial applications.

Gulfmark Offshore, Inc., headquartered in Houston, Texas, provides marine support services to the energy industry. Services include transportation of drilling materials, supplies, and personnel to offshore facilities, as well as moving and positioning drilling structures. The company operates primarily in the North Sea and offshore Southeast Asia.

H.B. Fuller Company, headquartered in St. Paul, Minnesota, manufactures and markets coatings, paints, adhesives, sealants and other specialty chemical products. The company's products are sold worldwide in many different formulations to various industries. The company also produces powder coatings, paints and mastics.

Intersil Corporation, headquartered in Irvine, California, is a systems oriented designer and manufacturer of analog and digital integrated circuits and discrete semiconductors for the communications market.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

Lufkin Industries, Inc., headquartered in Lufkin, Texas, is a vertically integrated company that designs, engineers, manufactures, sells, installs and services high quality and high value-added oil field equipment and power transmission products worldwide and highway trailers in the south central United States and in Mexico.

MPS Group, Inc., headquartered in Jacksonville, Florida, provides consulting, solutions, and staffing services to businesses in the United States, Canada, the United Kingdom and Europe. The company provides its services in the disciplines of information technology, finance and accounting, law, electronic business, engineering, human capital automation, executive search and work force management.

Oil States International, Inc., headquartered in Houston, Texas, is a provider of specialty products and services to oil and gas drilling and production companies throughout the world.

OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.

Penske Automotive Group, Inc., headquartered in Bloomfield Hills, Michigan, is engaged in the sale of new and used motor vehicles and related products and services, including vehicle service and parts, finance and other aftermarket products through a network of franchised automobile dealerships.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Schnitzer Steel Industries, Inc., headquartered in Portland, Oregon, operates in three industry segments: metal processing and recycling (Metals Recycling Business); mini-mill steel manufacturing (Steel Manufacturing Business); and self-service used auto parts (Auto Parts Business).

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Swift Energy Company, headquartered in Houston, Texas, is engaged in developing, exploring, acquiring and operating oil and gas properties, with a focus on onshore and inland waters oil and natural gas reserves in Texas and Louisiana, and onshore oil and natural gas reserves in New Zealand.

Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.

Triumph Group, Inc., headquartered in Wayne, Pennsylvania, designs, engineers, manufactures, repairs, overhauls and distributes aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, auxiliary power units, avionics and aircraft instruments.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and protective work wear clothing in the United States.

W&T Offshore, Inc., headquartered in Houston, Texas, together with its subsidiaries, engages in the acquisition, exploitation, exploration, production and development of oil and natural gas properties in the Gulf of Mexico area of the United States.

Worthington Industries, Inc., headquartered in Columbus, Ohio, is a diversified steel processor that focuses on steel processing and metals-related businesses with three principal segments: Processed Steel
Products, Metal Framing and Pressure Cylinders.

                      International Strategy Stocks


ABB Ltd. (ADR), headquartered in Zurich, Switzerland, is the holding company for ABB Asea Brown Boveri Ltd. The company, through its subsidiaries, manufactures equipment and offers services to the power transmission and distribution, automation, and oil, gas, and petrochemicals industries, and offers construction and financial services. The company markets its products and services worldwide.

ACE Limited, headquartered in Zurich, Switzerland, is the holding company for the ACE Group of Companies, a property and casualty insurance business. The company provides a range of insurance and reinsurance products worldwide through subsidiary operations in the United States and around the world, including excess liability, professional lines, financial solutions, satellite, excess property and political risk.

Anglo American Plc (ADR), headquartered in London, England, with its subsidiaries, joint ventures and associates, is engaged in the mining and natural resource sectors.

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.

BASF AG (ADR), headquartered in Ludwigshafen, Germany, is a chemical producing group. The company's main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

BG Group Plc (ADR), headquartered in Reading, England, is an integrated gas company whose activities cover the whole range of gas operations from exploration to the end consumer.

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, export thermal coal mining and marketing and steel production and merchandising.

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the industries of electronics and precision engineering. The company's products include business machines, cameras and optical products.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Imperial Oil Limited, headquartered in Calgary, Alberta, Canada, is engaged in the exploration for, and production and refining of natural gas and petroleum products throughout Canada. The company also manufactures petrochemicals.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company and is also the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, manufactures and markets home-use video games. The company also produces related software used in conjunction with its television-compatible entertainment systems. The company also offers new applications of video game systems, such as e-mail boxes and Digital Video Discs (DVDs).

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures health care products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Panasonic Corporation, headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Royal Dutch Shell Plc (ADR), headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Sanofi-Aventis (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

Syngenta AG (ADR), headquartered in Basel, Switzerland, is an agribusiness operating in the crop protection and seeds businesses.

Telecom Italia SpA (ADR), headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in approximately 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1937, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 15, 2009.

                              FT 1937

                              By: FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By:  Jason T. Henry
                                   Senior Vice President


                              S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen       Director           )
                           of The Charger     ) January 15, 2009
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios L.P.    )
                                              )
Karla M. Van Kampen-Pierre Director           )
                           of The Charger     ) Jason T. Henry
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios L.P.    )
                                              )
David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-156122 on Form S-6 of our report dated January 15, 2009, relating to the financial statements of FT 1937, comprising 60/40 Strategic Allocation Port. 1Q '09 - Term 4/15/10 and 75/25 Strategic Allocation Port. 1Q '09 - Term 4/15/10 which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
January 15, 2009


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.

              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1937 and certain subsequent Series, effective January 15, 2009 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).


                               S-6

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7